Exhibit 4.22

Private & Confidential

August 1, 2005

Dear XXX,

1.	This letter records the terms on which you are invited to serve as a non-Executive director of XTL Biopharmaceuticals Ltd (the "Company")

2.
Your appointment is to continue unless you terminate this arrangement upon giving the Company not less than 2 months’ written notice, which may be given at any time, provided that such notice does not expire before the end of the said period. However, your appointment will terminate forthwith, without any entitlement on your part to compensation, if:

a.	you are not reappointed as a director at any Company annual general meeting where you are required to retire under the Articles of Association of the Company (as amended from time to time);

b.
you cease to be a director by reason of your vacating office pursuant to any provision of the Articles of Association of the Company (as amended from time to time) or the Israeli Companies Act - 1999 (the “Act”);

c.	you are convicted of any criminal offence (excluding minor road traffic offences);

d.	you breach the terms of this appointment (such breach not being capable of remedy) or you fail or refuse to carry out your duties as required by this letter; or

e.	you are guilty of gross misconduct or any act in any way, which may, in the opinion of the Board, bring the Company into disrepute or discredit.

3.
You will be entitled to a fee for your services as a non-Executive director, at the rate of US$20,000 per annum, such fee to be payable quarterly in 4 equal instalments, subject to deduction of any tax or other deduction which the Company is required to deduct by law. In addition, you will be entitled to receive a fee of US$2,000 for each individual meeting of the Board of Directors of the Company whether you attend in person or by telephone, and a fee of US$500 for each meeting of a Board Committee, which you attend in your capacity as a non-Executive Director (whether in person or by telephone). Such additional fees incurred will be paid in accordance with the payment terms relating to the annual fee, above. In addition, the Company reimburses you for any reasonable out-of-pocket expenses.

XTL Biopharmaceuticals Ltd. Kiryat Weizmann Science Pk, Bldg 3, POB 370, Rehovot 76100, Israel Tel: +972-8-930-4444 Fax: +972-8-930-4445

4.
You will be granted 60,000 options with an exercise price per each option equal to the average price per share, as derived from the Daily Official List of the London Stock Exchange, in the three (3) days preceding the Extraordinary General Meeting and all such options shall be issued in accordance with the Stock Option Plan 2001 and shall vest over three (3) years so that upon the first, second and third anniversary of the Extraordinary General Meeting, they each shall be entitled to exercise 1/3 (one third) of the Options granted, provided that during such time you are still members of the Board;

Grant of annual options to you, on the first, second and third anniversary of the date of the Extraordinary General Meeting, August 1, 2005, so long as you are still members of the Board of Directors of XTLbio, of 20,000 Ordinary Shares per year (total of 60,000 options each) at an exercise price equal to the then current closing price of the securities of the Company as reported by the Nasdaq Stock Market (or such other exchange as such shares are then listed or in the good-faith determination of the Board of Directors, if not then listed or quoted), which options shall be exercisable for a period of ten (10) years from the date of issuance. Each annual option grant shall vest from the date of its allocation in 12 equal quarterly instalments over a 3-year period.

5.
In the event of termination of this appointment (otherwise than on termination in accordance with paragraphs 2(a) to (e) inclusive of this letter) you will be entitled to that proportion of the fees due and unpaid, accrued on a daily basis up to and including the date of termination of the appointment.

6.	In the event that you are called on or requested to perform any special duties or responsibilities outside your ordinary duties as Director the Board may agree to pay you special remuneration.

7.
As a non-Executive director you will perform the duties normally attendant on that office, including (without limitation) using reasonable efforts to attend all meetings of the Board of Directors (you may attend either in person or through telephone attendance).

8.
Both during the term of your appointment and for three years after its termination you will observe the obligations of confidentiality, which are attendant on the office of director. In addition, although they are not specifically mentioned in this letter, you will of course be subject to the normal legal duties and responsibilities of a director of a company incorporated under Israeli law.

9.
Upon termination of this appointment you will resign from your office as a director of the Company and from all other appointments or offices, which you hold as nominee or representative of the Company.

10.	This letter shall be governed by Israeli Law.

Kindly confirm your agreement to the terms set out above by signing the endorsement on the enclosed copy of this letter and returning the copy to me at the above address.

Yours sincerely,
for and on behalf of XTL Biopharmaceuticals Ltd

________________________________
XXX
I agree to the above terms of my appointment.

Dated: August 1, 2005

________________________________
XXX